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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 1, 2005
Registration No. 333-123903

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
 FORM S-3

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CRA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of incorporation or organization)	04-2372210 (I.R.S. Employer Identification Number)

200 Clarendon Street, T-33
Boston, Massachusetts 02116
(617) 425-3000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James C. Burrows
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street, T-33
Boston, Massachusetts 02116
(617) 425-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter M. Rosenblum, Esq. William R. Kolb, Esq. Foley Hoag LLP Seaport World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	J. Phillip Cooper Executive Vice President and Chief Financial Officer CRA International, Inc. 200 Clarendon Street, T-33 Boston, Massachusetts 02116 (617) 425-3000

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Primary Offering Common stock, no par value	1,000,000 shares	$49.45 (1)	$49,450,000	$5,821

Secondary Offering Common stock, no par value	1,747,176 shares (2)	$49.45/$56.04 (1)	$86,750,017	$10,210

TOTAL			$136,200,017	$16,031 (3)

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the high and low prices of CRA International, Inc. common stock, no par value, as reported on the Nasdaq National Market (a) on March 31, 2005 ($49.45) with respect to the 2,693,737 shares included in the initial filing of this registration statement on Form S-3 on April 6, 2005 and (b) on May 26, 2005 ($56.04) with respect to the 53,439 additional shares we are registering under this amendment to the initial registration statement.

(2)
Represents shares of common stock to be sold by certain selling stockholders identified herein.

(3)
Registration fee of $15,679 was previously paid in connection with the initial filing of this registration statement on Form S-3 on April 6, 2005.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated June 1, 2005

PROSPECTUS

CRA INTERNATIONAL, INC.

1,000,000 Shares
Common Stock

1,747,176 Shares
Common Stock
Offered by
Selling Stockholders

        We may offer shares of our common stock from time to time, in amounts, at prices, and on terms that we will determine at the time of such offering. We will provide the specific terms of each such offering in supplements to this prospectus. For information on the general terms of our common stock, see "Description of Capital Stock." You should read this prospectus and the applicable supplements carefully before you invest.

        The selling stockholders identified in this prospectus from time to time may offer to sell up to 1,747,176 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. Of the 1,747,176 shares being sold by selling stockholders, 336,357 shares are currently represented by options. The selling stockholders will receive all of the net proceeds from the sale of their shares of our common stock. However, to the extent that the shares sold by the selling stockholders are acquired by the exercise of options, we will receive the exercise price of the options from the selling stockholders. The selling stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares, or through any other means described in the section "Plan of Distribution," beginning on page 19.

        Our common stock is traded on the Nasdaq National Market under the symbol "CRAI." The last reported sale price of our common stock on the Nasdaq National Market on May 31, 2005 was $56.99 per share.

        Investing in the securities involves risk. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2005

        You should rely on the information contained in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

        This prospectus contains summaries of certain provisions contained in some of the documents described herein, and reference is made to the actual documents filed with the United States Securities and Exchange Commission, or SEC, for complete information. Copies of some of the documents referred to herein have been filed, will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under "Where You Can Find More Information."

        When used in this prospectus or in any supplement to this prospectus, the terms "CRA International," "CRA," "we," "our" and "us" refer to CRA International, Inc. and its consolidated subsidiaries, unless otherwise specified.

SUMMARY

        This summary is a brief discussion of material information contained in, or incorporated by reference into, this prospectus as further described above under "Where You Can Find More Information." This summary does not contain all of the information that you should consider before investing in any securities being offered by this prospectus. We urge you to read carefully this entire prospectus, the documents incorporated by reference into this prospectus and all applicable prospectus supplements relating to the securities that you propose to buy before making an investment decision.

About this Prospectus

        This prospectus is part of a "shelf" registration statement that we filed with the SEC. Under this registration statement, we may sell up to 1,000,000 shares of our common stock described in this prospectus from time to time and in one or more offerings. In addition, the selling stockholders listed in the selling stockholder table included in this prospectus may from time to time offer up to 1,747,176 shares of our common stock owned by them, at prices and on terms to be determined at or prior to the time of sale. Of the 1,747,176 shares being sold by selling stockholders, 336,357 shares are currently represented by options. We will not receive any proceeds from the sale of common shares by the selling stockholders. However, to the extent that the shares sold by the selling stockholders are acquired by the exercise of options, we will receive the exercise price of the options from the selling stockholders. When we use the term "securities" in this prospectus or in any supplement to this prospectus, we mean any of the common stock that we or the selling stockholders may offer under this prospectus, unless we say otherwise.

        This prospectus provides you with a general description of our common stock. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the terms of that sale. The supplement may also add or update information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in that prospectus supplement. Upon receipt of notice from the selling stockholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling stockholder. You should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information."

About CRA International

        We are a leading economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. Founded in 1965, we work with businesses, law firms, accounting firms, and governments in providing original, authoritative advice and a wide range of services around the world. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant implications or consequences for the parties involved. Matters such as these often require independent analysis, and as a result companies must outsource this work to outside experts. Companies turn to us because we can provide large teams of highly credentialed and experienced economic and finance experts to address complex, high-stakes matters.

        We offer consulting services in two broad areas: legal and regulatory consulting, which, excluding our NeuCo subsidiary, represented approximately 67% of our services revenues for the year ended November 27, 2004 ("fiscal 2004"), and business consulting, which represented approximately 33% of our services revenues in fiscal 2004. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of November 27, 2004, we employed 554 consultants, including 125 employee consultants with doctorates and 200 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, and engineering. We are extremely selective in our hiring of consultants, recruiting from leading universities, industry, and government. Many of our employee consultants are nationally or internationally recognized as experts in their respective fields and have published scholarly articles, lectured extensively, and have been quoted in the press. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned academic and industry non-employee experts.

        Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. Through 23 offices located around the world, we provide multiple services across ten areas of functional expertise to hundreds of clients across 12 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

        In our legal and regulatory consulting practice, we work with law firms and businesses involved in litigation and regulatory proceedings, providing expert advice on highly technical issues, such as the competitive effects of mergers and acquisitions, antitrust issues, calculations of damages, measurement of market share and market concentration, liability analysis in securities fraud cases, and the impact of increased regulation. This business is driven primarily by regulatory changes and high-stakes legal proceedings, which typically are not highly correlated with the business cycle.

        In our business consulting practice, we use our expertise in economics, finance, and business analysis to offer our clients such services as strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply.

        Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including aerospace and defense, chemicals and petroleum, electric power and other energy/environmental industries, financial services, healthcare, materials and manufacturing, media, oil and gas, pharmaceuticals, sports, telecommunications, and transportation.

        We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our clients come from a broad range of industries, with our top ten clients in fiscal 2004 accounting for approximately 23% of our revenues and no single client accounting for more than 5% of our revenues. We also work with many of the world's leading law firms. We experience a high level of repeat business; in fiscal 2004, approximately 85% of our revenues resulted from either ongoing engagements or new engagements for existing clients.

        We deliver our services through a global network of 23 coordinated offices located domestically in Boston and Cambridge, Massachusetts; Chicago, Illinois; New York, New York; College Station, Dallas, and Houston, Texas; Los Angeles, Oakland, and Palo Alto, California; Philadelphia, Pennsylvania; Salt Lake City, Utah; and Washington, D.C., and internationally in Brussels, Belgium; Dubai, United Arab Emirates; London, United Kingdom; Melbourne, Canberra, and Sydney, Australia; Mexico City, Mexico; Toronto, Canada; Wellington, New Zealand, and Hong Kong.

        Since our initial public offering in April 1998, we have experienced significant growth. Our revenues have grown from $44.8 million in fiscal 1997 to $216.7 million in fiscal 2004, an increase of approximately 484%, or a compound annual growth rate of approximately 25% per year. Since our initial public offering, we have increased the number of our offices from three to 23, including ten international offices. We have increased the number of our employee consultants from 120 to 554 at the end of fiscal 2004. We have also increased our practice areas and expanded our vertical industry coverage. We have accomplished this growth through a combination of internal expansion and ten acquisitions.

        Our principal executive offices are located at 200 Clarendon Street, T-33, Boston, Massachusetts, 02116, and our telephone number is (617) 425-3700.

RISK FACTORS

        You should consider carefully the risks described below and elsewhere in this prospectus and the information under "Special Note Regarding Forward-Looking Statements," together with any added, updated or changed information included in applicable prospectus supplements and in our reports filed with the SEC that are incorporated by reference into this prospectus before you decide to buy the securities. You should understand that it is not possible to predict or identify all factors that could cause our actual results to differ. Consequently, you should not consider any list of factors to be a complete set of all potential risks or uncertainties. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, or results of operations would likely suffer. In that case, the value of the securities could fall and you may lose all or part of the money you paid to buy the securities.

Risks related to our business

We depend upon only a few key employees to generate revenue

        Our business consists primarily of the delivery of professional services, and accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee consultants. In particular, our employee consultants' personal relationships with our clients are a critical element in obtaining and maintaining client engagements. If we lose the services of any employee consultant or if our employee consultants fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations. Our employee consultants generated engagements that accounted for approximately 72% of our revenues in fiscal 2004 and 68% for the year ended November 29, 2003 ("fiscal 2003"). Our top five employee consultants generated approximately 14% of our revenues in fiscal 2004 and 17% in fiscal 2003. We do not have non-compete agreements with the majority of our employee consultants, and they can terminate their relationships with us at will and without notice. The non-competition and non-solicitation agreements that we have with some of our employee consultants offer us only limited protection and may not be enforceable in every jurisdiction.

Our failure to manage growth successfully could adversely affect our revenues and results of operations

        Any failure on our part to manage growth successfully could adversely affect our revenues and results of operations. Over the last several years, we have continued to open offices in new geographic areas, including foreign locations, and to expand our employee base as a result of internal growth and acquisitions, including our recent acquisitions of Lee & Allen, NECG, TCA, and InteCap. We expect that this trend will continue over the long term. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our officers, particularly James C. Burrows, our President and Chief Executive Officer, to manage our expansion. New responsibilities and demands may adversely affect the overall quality of our work.

Our entry into new lines of business could adversely affect our results of operations

        If we attempt to develop new practice areas or lines of business outside our core economic and business consulting services, those efforts could harm our results of operations. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets we enter. Our inexperience may result in costly decisions that could harm our business.

Clients can terminate engagements with us at any time

        Many of our engagements depend upon disputes, proceedings, or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding, abandon the transaction, or file for bankruptcy. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our employee consultants working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our consultants' utilization depends on our ability to secure additional engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could reduce our utilization and have an immediate adverse impact on our revenues and results of operations.

We depend on our antitrust and mergers and acquisitions consulting business

        We derived approximately 25% of our revenues in fiscal 2004, 25% of our revenues in fiscal 2003, and 29% of our revenues for the year ended November 30, 2002 ("fiscal 2002") from engagements in our antitrust and mergers and acquisitions practice areas. Any substantial reduction in the number or size of our engagements in these practice areas could adversely affect our revenues and results of operations. We derived significant revenues from engagements relating to enforcement of United States antitrust laws. Changes in federal antitrust laws, changes in judicial interpretations of these laws, or less vigorous enforcement of these laws as a result of changes in political appointments or priorities or for other reasons could substantially reduce our revenues from engagements in this area. In addition, adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could adversely affect engagements in which we assist clients in proceedings before the U.S. Department of Justice and the U.S. Federal Trade Commission. An economic slowdown may continue to have an adverse effect on mergers and acquisitions activity, which would reduce the number and scope of our engagements in this practice area. Any such downturn would adversely affect our revenues and results of operations.

We derive our revenues from a limited number of large engagements

        We derive a portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition, and results of operations could suffer. Our ten largest engagements accounted for approximately 17% of our revenues in fiscal 2004, 20% in fiscal 2003, and 17% in fiscal 2002. Our ten largest clients accounted for approximately 23%, 28%, and 25% of our revenues in those years, respectively. In general, the volume of work we perform for any particular client varies from year to year, and a major client in one year may not hire us again.

We enter into fixed-price engagements

        We derive a significant portion of our revenues from fixed-price contracts. These contracts are more common in our business consulting practice, and would likely grow in number with any expansion of that practice. If we fail to estimate accurately the resources required for a fixed-price project or fail to satisfy our contractual obligations in a manner consistent with the project budget, we might generate a smaller profit or incur a loss on the project. On occasion, we have had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future, which could adversely affect our revenues and results of operations.

Our business could suffer if we are unable to hire additional qualified consultants as employees

        Our business continually requires us to hire highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified employee consultants could limit our ability to accept or complete engagements and adversely affect our revenues and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms, and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we can. Competition for these employee consultants has increased our labor costs, and a continuation of this trend could have a material adverse effect on our margins and results of operations.

We depend on our non-employee experts

        We depend on our relationships with our exclusive non-employee experts. In fiscal 2004 and fiscal 2003, six of our exclusive non-employee experts generated engagements that accounted for approximately 18% and 22% of our revenues in those years, respectively. We believe that these experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract consultants in part because we could offer the services of these experts. Most of these experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified engagements, the pursuit of other interests, and retirement.

        As of November 27, 2004, we had non-competition agreements with 35 of our non-employee experts. The limitation or termination of any of their relationships with us, or competition from any of them after these agreements expire, could harm our reputation, reduce our business opportunities and adversely affect our revenues and results of operations.

        To meet our long-term growth targets, we need to establish ongoing relationships with additional non-employee experts who have reputations as leading experts in their fields. We may be unable to establish relationships with any additional non-employee experts. In addition, any relationship that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

Acquisitions may disrupt our operations or adversely affect our results

        We regularly evaluate opportunities to acquire other businesses. The expenses we incur evaluating and pursuing acquisitions could have a material adverse effect on our results of operations. If we acquire a business, such as our recent acquisitions of Lee & Allen, NECG, TCA, and InteCap, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from these acquisitions or any other acquisition. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, such as:

  •
  charges related to any potential acquisition from which we may withdraw;

  •
  diversion of our management's time, attention, and resources;

  •
  decreased utilization during the integration process;

  •
  loss of key acquired personnel;

  •
  increased costs to improve or coordinate managerial, operational, financial, and administrative systems including compliance with the Sarbanes-Oxley Act of 2002;

  •
  dilutive issuances of equity securities, including convertible debt securities;

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  the assumption of legal liabilities;

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  amortization of acquired intangible assets;

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  potential write-offs related to the impairment of goodwill;

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  difficulties in integrating diverse corporate cultures; and

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  additional conflicts of interests.

Our international operations create special risks

        We may continue our international expansion, and our international revenues may account for an increasing portion of our revenues in the future. Our international operations carry special financial and business risks, including:

  •
  greater difficulties in managing and staffing foreign operations;

  •
  cultural differences that result in lower utilization;

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  currency fluctuations that adversely affect our financial position and operating results;

  •
  unexpected changes in trading policies, regulatory requirements, tariffs, and other barriers;

  •
  greater difficulties in collecting accounts receivable;

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  longer sales cycles;

  •
  restrictions on the repatriation of earnings;

  •
  potentially adverse tax consequences, such as trapped foreign losses;

  •
  less stable political and economic environments; and

  •
  civil disturbances or other catastrophic events that reduce business activity.

        Particularly as a result of our acquisition in May 2002 of certain assets of the U.K. operations of the Chemical and Energy practice of the then Arthur D. Little(1) corporation, we conduct a portion of our business in the Middle East. The ongoing military conflicts in the region have significantly interrupted our business operations in that region and have slowed the flow of new opportunities and proposals, which ultimately have adversely affected our revenues and results of operations.

        If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

(1)
Arthur D. Little, Inc. is now known as Dehon, Inc.

Our debt obligations may adversely impact our financial performance

        In June and July of 2004, we issued a total of $90.0 million of 2.875% convertible senior subordinated debentures due 2034. We have previously operated with little or no debt, and our previous payments of interest have not been material. The interest we will be required to pay on these debentures will reduce our net income each year until the debentures are no longer outstanding. The terms of the debentures also include provisions that could accelerate our obligation to repay all amounts outstanding under the debentures if certain events happen, such as our failure to pay interest in a timely manner, failure to pay principal upon redemption or repurchase, failure to deliver cash, shares of common stock, or other property upon conversion and other specified events of default. In addition, on June 15, 2011, June 15, 2014, June 15, 2019, June 15, 2024 and June 15, 2029, or following specified fundamental changes holders of debentures may require us to repurchase their debentures for cash. For example, holders of the debentures may convert them if our stock price exceeds $50 per share for at least 20 out of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. On May 12, 2005, the last reported sale price of our common stock was greater than $50.00 per share for the twentieth day in the thirty consecutive trading day period ending on the last day of our second fiscal quarter. Because of this occurrence, holders of the debentures may convert them during our third fiscal quarter ending September 2, 2005. On December 14, 2004, we irrevocably elected to settle with cash 100% of the principal amount of the debentures upon conversion thereof. If a significant number of holders seek to convert the debentures, we may not have the financial resources to satisfy these obligations. Accordingly, we would have to seek to refinance these obligations. The degree to which we are leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. The terms of any such refinancing could be significantly less favorable to us and could have a material adverse effect on our results of operations.

Our clients may be unable to pay us for our services

        Our clients include some companies that may from time to time encounter financial difficulties. If a client's financial difficulties become severe, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a client with a substantial account receivable could have a material adverse effect on our financial condition and results of operations. A small number of clients who have paid sizable invoices later declared bankruptcy, and a court determination that we were not properly entitled to that payment may require repayment of some or all of the amount we received, which could adversely affect our financial condition and results of operations.

Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock

        We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

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  the number of weeks in our fiscal quarter;

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  the number, scope, and timing of ongoing client engagements;

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  the extent to which we can reassign our employee consultants efficiently from one engagement to the next;

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  the extent to which our employee consultants take holiday, vacation, and sick time;

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  employee hiring;

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  the extent of fees discounting or cost overruns;

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  fluctuations in revenues and results of operations of our software subsidiary, NeuCo;

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  severe weather conditions and other factors affecting employee productivity; and

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  collectibility of receivables and unbilled work in process.

        Because we generate the majority of our revenues from consulting services that we provide on an hourly fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to utilize fully any additional consultants that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our projections in any quarter, that could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

Potential conflicts of interests may preclude us from accepting some engagements

        We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Our recent acquisitions of Lee & Allen, NECG, TCA, and InteCap have significantly expanded our client base, which may increase the frequency with which we encounter conflicts of interest. Moreover, in many industries in which we provide consulting services, such as in the telecommunications industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests.

Maintaining our professional reputation is crucial to our future success

        Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our employee consultants and principal non-employee experts. Because we obtain a majority of our new engagements from existing clients or from referrals by those clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Given the frequently high-profile nature of the matters on which we work, any factor that diminishes our reputation or the reputations of any of our employee consultants or non-employee experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants.

Intense competition from other economic and business consulting firms could hurt our business

        The market for economic and business consulting services is intensely competitive, highly fragmented, and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and business consulting industries. In the legal and regulatory consulting market, we compete primarily with other economic and financial consulting firms and individual academics. In the business consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national or international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do, which could enhance their ability to respond more quickly to technological changes, to finance acquisitions, and to fund internal growth. Some of our competitors also have a significantly broader geographic presence than we do.

Our engagements may result in professional liability

        Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on the client's business, cause the client to lose significant amounts of money, or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently or otherwise breached our obligations to the client could expose us to significant liabilities and tarnish our reputation.

Our reported earnings per share may be more volatile because of the accounting standards, rules, and regulations as they relate to our convertible senior subordinated debentures

        Holders of our 2.875% convertible senior subordinated debentures due 2034 may convert the debentures only under certain circumstances, including certain stock price-related conversion contingencies. Under accounting regulations effective for periods through December 15, 2004, until the contingent conversion condition was met, any shares underlying our debentures were not included in the calculation of diluted earnings per share. Under current accounting regulations, effective for periods ending after December 15, 2004, contingently convertible securities should be included in diluted earnings per share computations regardless of whether a stock price-related conversion contingency has been met. Under a proposed amendment to SFAS No. 128, in order to remain under the treasury stock method of accounting, issuers of debentures such as ours must commit, contractually and irrevocably, to settle the par value of the debentures in cash. On December 14, 2004, we elected, contractually and irrevocably, to settle the par value of our debentures with cash. As a result of our election, we must settle the conversion of the debentures, as follows: (i) $1,000 in cash per $1,000 principal amount of debentures converted; and (ii) in cash or shares of our common stock (at our further election, except for cash in lieu of fractional shares), any conversion obligation that exceeds the principal amount of the debentures converted.

        We will continue to account for the debentures under the treasury stock method of accounting. The treasury stock method of accounting allows us to report dilution only when and to the extent that our average stock price per share for the reporting period exceeds the $40 conversion price. For the first $1 per share that our average stock price exceeds the $40 conversion price of the debentures, we will include approximately 55,000 additional shares in our diluted share count. For the second $1 per share that our average stock price exceeds the $40 conversion price, we will include approximately 107,000 additional shares in our diluted share count, and so on, with the additional shares' dilution falling for each $1 per share that our average stock price exceeds $40 if the stock price rises further above $40 (see table, below).

"TREASURY" METHOD OF ACCOUNTING FOR SHARE DILUTION

Conversion Price:	$40
Number of Underlying Shares:	2,250,000
Formula:	Number of extra dilutive shares created = ((Stock Price — Conversion Price) * Underlying Shares) / Stock Price
Condition:	Only applies when share price exceeds $40
Stock Price	Conversion Price	Price Difference	Include in Share Count	Per $1 Share Dilution
$40	$40	$0	0	0
$41	$40	$1	54,878	54,878
$42	$40	$2	107,143	53,571
$45	$40	$5	250,000	50,000
$50	$40	$10	450,000	45,000
$55	$40	$15	613,636	40,909
$60	$40	$20	750,000	37,500
$65	$40	$25	865,385	34,615
$70	$40	$30	964,286	32,143

        Accordingly, volatility in our stock price could cause volatility in our reported diluted earnings per share.

We may not be able to deduct interest on our convertible senior subordinated debentures

        Due to the potential application of certain U.S. federal income tax laws, we may be unable to deduct all or a portion of the paid or accrued interest with respect to our convertible senior subordinated debentures in any given year in which the debentures remain outstanding. The extent, if any, to which these restrictions would apply will not be finally determinable until we file our corporate income tax returns for CRA and its subsidiaries for the current taxable year or possibly subsequent taxable years and are based on a number of factors, some of which are not within our control. While we currently believe that none of these restrictions will apply to reduce the full amount of our deductions, we cannot assure you that this will be the case for future fiscal years. If we were unable to deduct all or any portion of the paid or accrued interest with respect to the debentures, our effective tax rate would increase and our cash flow and after-tax operating results could be adversely affected.

Risks Related to this Offering

Management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.

        We intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, making acquisitions of assets, businesses or securities, share repurchases, repayment of debt, capital expenditures and for working capital. We have not reserved or allocated the net proceeds for any specific purpose and our management will have considerable discretion in applying the net proceeds. We may use the remaining net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

The market price of our common stock is volatile; changes in the market price of our common stock could affect the value of our other securities.

        The market price of our common stock has fluctuated widely and may continue to do so. For example, during fiscal 2004 the price of our stock ranged from a high of $43.66 per share to a low of

$27.37 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

  •
  variations in our quarterly results of operations;

  •
  the hiring or departure of key personnel or outside experts;

  •
  changes in our professional reputation;

  •
  the introduction of new services by us or our competitors;

  •
  acquisitions or strategic alliances involving us or our competitors;

  •
  changes in accounting principles;

  •
  changes in estimates of our performance or recommendations by securities analysts;

  •
  future sales of shares of common stock in the public market; and

  •
  market conditions in the industry and the economy as a whole.

        In addition, the stock market has recently experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, stockholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Our charter and by-laws and Massachusetts law may deter takeovers.

        Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects that could discourage, delay, or prevent a change in control or an acquisition that our stockholders and debenture holders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to take some corporate actions, including the election of directors. These provisions could limit the price that investors might be willing to pay for shares of our common stock or the debt securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The Securities and Exchange Commission, or SEC, encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the SEC, which is known as "incorporation by reference."

        Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, the risks and uncertainties set forth in "Risk Factors," beginning on page 3 of this prospectus, as well as those set forth in our other SEC filings incorporated by reference herein.

        In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of the securities for general corporate purposes, including, without limitation, making acquisitions of assets, businesses, or securities, share repurchases, repayment of debt, capital expenditures, and for working capital. When particular securities are offered, the prospectus supplement relating thereto will set forth our intended use of the net proceeds we receive from the sale of the securities. Pending the application of the net proceeds, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities, or guaranteed obligations of the United States or its agencies.

        We will not receive any proceeds from the sale by the selling stockholders of the securities offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock is qualified in its entirety by reference to applicable provisions of Massachusetts law and our amended and restated articles of organization and amended and restated by-laws, the complete text of which are on file with the SEC.

Authorized and outstanding capital stock

        Our authorized capital stock consists of 25,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of May 25, 2005, there were 10,172,188 shares of common stock outstanding and no shares of preferred stock outstanding.

Common stock

        Holders of our common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to the holders of outstanding preferred stock, if any, the holders of common stock are entitled to receive whatever lawful dividends the board of directors may declare. In the event of a liquidation, dissolution, or winding up of our affairs, whether voluntary or involuntary, and subject to the rights of the holders of outstanding preferred stock, if any, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Our common stock has no preemptive, redemption, conversion, or subscription rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred stock

        Our amended and restated articles of organization authorize our board of directors, subject to any limitations prescribed by Massachusetts law, to issue preferred stock in one or more series, to establish from time to time the number of shares in each series, and to fix the preferences, voting powers, qualifications, and special or relative rights or privileges of the preferred stock. Our board of directors may issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no current plans to issue any preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Anti-takeover effects of provisions of our articles of organization and by-laws and of Massachusetts law

        Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay, or prevent a change in our control or our acquisition at a price that many stockholders or debenture holders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our stockholders to effect some corporate actions, including the election of directors. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Articles and by-laws

        Our by-laws provide that, in order to nominate any person for election as one of our directors at any annual or special meeting of stockholders, a stockholder must notify us of the nomination a specified number of days before the meeting and must furnish us information about the stockholder and the intended nominee. Similarly, the by-laws provide that, in order to bring any business before any annual or special meeting of stockholders, a stockholder must provide us advance notice of the proposal and must furnish us with information about the stockholder, other supporters of the proposal, their stock ownership, and their interest in the proposed business.

        Our by-laws require us to call a special meeting of stockholders only at the request of stockholders holding at least 40% of our voting power. The provisions in the by-laws pertaining to nominations of directors and the presentation of business before a meeting of the stockholders may not be amended, nor may any other provision inconsistent with those provisions be adopted, without the approval of either our board of directors or the holders of at least 80% of our voting power.

        Our articles of organization provide that certain transactions, such as the sale, lease, or exchange of all or substantially all of our property and assets or our merger or consolidation into or with any other corporation, may be authorized by the approval of the holders of a majority of the shares of each class of stock entitled to vote on the matter, rather than by two-thirds as otherwise provided by statute, but only if a majority of the directors has authorized the transaction and all other applicable requirements of the articles of organization have been met.

        Our articles of organization contain a "fair price" provision that provides that certain "business combinations" with any "interested stockholder," as those terms are defined in the fair price provision, may not be consummated without the approval of the holders of at least 80% of our voting power, unless (1) our stockholders do not receive any cash or other consideration in the business combination solely in their capacity as stockholders and the combination is approved by at least a majority of the "disinterested directors," as defined in the fair price provision, or (2) for any other business combination, it is approved by at least a majority of the disinterested directors and certain minimum price and procedural requirements are met. A significant purpose of the fair price provision is to deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire control of us. The affirmative vote of the holders of 80% of our voting power is required to amend or repeal the fair price provision or adopt any provision inconsistent with it.

Massachusetts law

        We are subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person becomes an interested stockholder, unless:

  •
  before that date, the board of directors approved either the business combination or the transaction in which the person became an interested stockholder;

  •
  the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by directors who are also officers and certain employee stock plans) at the time it becomes an interested stockholder; or

  •
  the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) voting at a meeting.

        In general, an "interested stockholder" under the statute is a person who owns 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G under the Exchange Act with respect to that voting stock, or a person who is an affiliate or associate of the corporation and within the previous three years was the owner of 5% or more of the outstanding voting stock of the corporation, or 15% or more in the case of a person eligible to file a Schedule 13G with respect to that voting stock. A "business combination" under the statute generally includes mergers, consolidations, stock and asset sales, and other transactions with the interested stockholder resulting in a financial benefit to the interested stockholder, except proportionately as a stockholder of the corporation. We may at any time amend our articles of organization or by-laws to elect not to be governed by Chapter 110F by a vote of the holders of a majority of our voting stock. Such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder on or before the date of the amendment.

        We are currently subject to Section 8.06 of Chapter 156D of the Massachusetts General Laws. Section 8.06 requires that any publicly held Massachusetts corporation have a classified, or staggered, board of directors unless the corporation opts out of the statute's coverage. Section 8.06 requires that the classified board consist of three classes as nearly equal in size as possible and provides that directors may be removed only for cause, as defined in the statute. We have not elected to opt out of this statute's coverage. We may, however, by the vote of the board of directors or two-thirds of each class of our stock at a meeting opt out of Section 8.06.

        Our by-laws exempt us from Chapter 110D of the Massachusetts General Laws, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to this statute may not vote that stock unless the disinterested stockholders of the corporation so authorize. In addition, Chapter 110D permits a corporation to provide in its articles of organization or by-laws that the corporation may redeem, for fair value, all of the shares acquired in a control share acquisition if the interested stockholder does not deliver a control share acquisition statement or if the interested stockholder delivers a control share acquisition statement but the disinterested stockholders of the corporation do not authorize voting rights for those shares. If the disinterested stockholders authorize voting rights and after a control share acquisition the acquiring stockholder beneficially owns shares entitling the acquiring stockholder to vote, or direct the voting of, shares having a majority or more of all voting power in the election of directors, each stockholder who did not vote in favor of authorizing the voting rights may demand payment for its shares and appraisal rights. We may amend our articles of organization or by-laws at any time to subject us to this statute prospectively.

        We are currently subject to Section 7.04 of Chapter 156D of the Massachusetts General Laws, which allows stockholders to approve actions by unanimous written consent or, to the extent allowed by a corporation's articles of organization, by written consent of the stockholders having not less than the minimum number of votes necessary to take the action at a meeting. We have not taken any steps to opt into this provision of Section 7.04, but we may amend our articles of organization at any time to subject us to this statute.

Limitation of liability and indemnification

        Our articles of organization provide that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, dealing with liability for unauthorized distributions and loans to insiders, respectively, or any successor statute (as of July 1, 2004, we became subject to Chapter 156D of the Massachusetts General Laws, which allows a corporation to eliminate or limit director liability related to loans to insiders and pursuant to our articles of organization, automatically, as of July 1, 2004, none of our directors is liable for breach of fiduciary duty as a director related to loans to insiders); or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our articles of organization further provide for the indemnification of our directors and officers to the fullest extent permitted by the Massachusetts General Laws, including circumstances in which indemnification is otherwise discretionary. Our amended and restated by-laws contain certain provisions that track the indemnification standards set forth in Chapter 156D of the Massachusetts General Laws and require us to indemnify our directors and officers to the maximum extent permitted by these standards. We are subject to Sections 8.51, 8.55 and 8.56 of Chapter 156D of the Massachusetts General Laws. Sections 8.51 and 8.56 will generally allow us to indemnify directors and officers only if the director or officer:

  •
  conducted himself in good faith; and

  •
  reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation; and

  •
  in the case of any criminal proceeding, he had no reasonable cause to believe the conduct was unlawful; or

  •
  engaged in conduct described in the preceding paragraph for which he is not liable.

        Section 8.55 of Chapter 156D will further restrict our ability to indemnify directors to situations where a determination has been made that the director met the standards of conduct set forth in Section 8.51. The determination must be made by:

  •
  the majority vote of the disinterested directors or a committee of two or more disinterested directors, provided, in each case, there are two or more disinterested directors;

  •
  by special legal counsel selected by the disinterested directors set forth in the previous bullet or by the board of directors if there are fewer than two disinterested directors; or

  •
  by the stockholders, excluding shares held by directors who are not disinterested.

        A principal effect of these provisions is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above. These provisions may also shield directors from liability under federal and state securities laws.

Stock transfer agent

        The transfer agent and registrar for our common stock is EquiServe.

SELLING STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders as of May 25, 2005 and upon completion of the sale of all the shares being registered. However, this does not necessarily mean that we or any of the selling stockholders will sell any or all of the shares being registered.

        For purposes of the following table, beneficial ownership is determined in accordance with rules promulgated by the SEC. Under the rules, shares of our common stock issuable under options that are currently exercisable or exercisable within 60 days after May 25, 2005, are deemed outstanding and are included in the number of shares beneficially owned by a person or entity named in the table and are used to compute the percentage ownership of that person or entity. These shares are not, however, deemed outstanding for computing the percentage ownership of any other person or entity. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership.

        The number of shares of common stock deemed outstanding after the offering includes the additional 1,000,000 shares that we are offering and also reflects the issuance of 336,357 shares of common stock upon the exercise of options by the selling stockholders in connection with the offering.

	Shares beneficially owned before offering					Shares to be beneficially owned after offering
	Outstanding	Right to acquire	Total	Percent	Number of shares to be offered	Outstanding	Right to acquire	Total	Percent
Directors and executive officers
James C. Burrows(1)	276,531	45,750	322,281	3.2%	230,104	92,177	—	92,177	*
Franklin M. Fisher(2)	182,080	—	182,080	1.8%	121,386	60,694	—	60,694	*
Steven C. Salop(3)	180,500	—	180,500	1.8%	122,000	58,500	—	58,500	*
Rowland T. Moriarty(4)	124,228	30,000	154,228	1.5%	113,147	41,081	—	41,081	*
Carl Shapiro(5)	47,690	16,400	64,090	*	20,374	43,716	—	43,716	*
Robert J. Larner(6)	26,910	7,000	33,910	*	24,940	8,970	—	8,970	*

Christopher Maxwell(7)	31,200	5,000	36,200	*	25,800	10,400	—	10,400	*
William F. Concannon(8)	—	30,000	30,000	*	30,000	—	—	—	*
J. Phillip Cooper(9)	—	22,500	22,500	*	22,500	—	—	—	*
Current directors and officers selling shares as a group (10)	869,139	156,650	1,025,789	9.9%	710,251	315,538	—	315,538	2.7%
Other selling stockholders(11)
Michael A. Kemp	4,300	—	4,300	*	62,866	31,434	—	31,434	*
Richard S. Ruback(12)	93,600	—	93,600	*	62,400	31,200	—	31,200	*
Arnold J. Lowenstein	37,939	55,500	93,439	*	81,099	12,340	—	12,340	*
Firoze E. Katrak	92,430	—	92,430	*	61,620	30,810	—	30,810	*
William B. Burnett	91,600	—	91,600	*	60,400	31,200	—	31,200	*
Gregory K. Bell	29,137	58,325	87,462	*	77,749	9,713	—	9,713	*
Bridger M. Mitchell	73,075	—	73,075	*	48,716	24,359	—	24,359	*
Jagdish C. Agarwal	62,400	—	62,400	*	41,600	20,800	—	20,800	*
Thomas R. Overstreet	62,400	—	62,400	*	41,600	20,800	—	20,800	*
Stanley M. Besen(13)	54,600	—	54,600	*	36,400	18,200	—	18,200	*
Stephen H. Kalos	52,829	900	53,729	*	36,119	17,610	—	17,610	*
Brad Cornell	39,650	10,000	49,650	*	49,650	—	—	—	*
Monica G. Noether	30,313	13,450	43,763	*	33,658	10,105	—	10,105	*
George Eads(14)	35,880	6,574	42,454	*	30,494	11,960	—	11,960	*
John R. Woodbury	36,400	2,774	39,174	*	27,040	12,134	—	12,134	*
Kenneth L. Grinnell as Trustee for The James C. Burrows Qualified Annuity Trust—1998, Art. Second(15)	39,000	—	39,000	*	26,000	13,000	—	13,000	*
Raju Patel(16)	39,000	—	39,000	*	26,000	13,000	—	13,000	*
W. David Montgomery	35,880	2,774	38,654	*	26,694	11,960	—	11,960	*
Daniel Brand	35,880	—	35,880	*	23,920	11,960	—	11,960	*
Steven R. Brenner	35,880	—	35,880	*	23,920	11,960	—	11,960	*
Eads Family LLC(17)	35,880	—	35,880	*	23,920	11,960	—	11,960	*
John E. Parsons(18)	34,203	—	34,203	*	31,603	2,600	—	2,600	*
Robert M. Spann	31,200	—	31,200	*	20,800	10,400	—	10,400	*
Jenny Fitz Moriarty as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998(19)	29,906	—	29,906	*	19,948	9,958	—	9,958	*
Gary L. Roberts	28,304	1,100	29,404	*	19,969	9,435	—	9,435	*
Salop Irrevocable GST-Taxable Trust 1998(20)	28,080	—	28,080	*	18,720	9,360	—	9,360	*
Salop Irrevocable GST-Exempt Trust 1998(20)	28,080	—	28,080	*	18,720	9,360	—	9,360	*
Joen E. Greenwood	27,589	—	27,589	*	18,487	9,102	—	9,102	*
Abraham S. Fisher(21)	23,698	—	23,698	*	15,798	7,900	—	7,900	*
The J. Phillip Cooper Irrevocable Trust, 2000	—	22,500	22,500	*	22,500	—	—	—	*
Naomi L. Zikmund-Fisher(22)	18,991	—	18,991	*	12,660	6,331	—	6,331	*
Abigail S. Fisher(23)	18,144	—	18,144	*	12,096	6,048	—	6,048	*
Michael Mayer	9,600	6,147	15,747	*	6,147	9,600	—	9,600	*
Besen Family Trust(24)	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Paul R. Milgrom	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Elaine M. Ruback as Trustee of the Ruback Children's Family Trust(25)	15,600	—	15,600	*	10,400	5,200	—	5,200	*
Daniel McGavock	9,600	5,559	15,159	*	5,559	9,600	—	9,600	*
Douglas R. Bohi	7,800	187	7,987	*	5,387	2,600	—	2,600	*

John E. Parsons Charitable Foundation, Inc.	7,800	—	7,800	*	5,200	2,600	—	2,600	*
Abraham S. Fisher GST Trust	7,763	—	7,763	*	5,175	2,588	—	2,588	*
Gail Roberts(26)	7,576	—	7,576	*	5,657	1,919	—	1,919	*
Michael Tate	3,048	3,609	6,657	*	3,609	3,048	—	3,048	*
John Bone	2,438	3,249	5,687	*	3,249	2,438	—	2,438	*
The Abigail S. Fisher GST Trust	5,445	—	5,445	*	3,630	1,815	—	1,815	*
Naomi L. Fisher GST Trust	5,445	—	5,445	*	3,630	1,815	—	1,815	*
Christopher Bokhart	1,829	2,782	4,611	*	2,782	1,829	—	1,829	*
Brian Cody	762	2,259	3,021	*	2,259	762	—	762	*
Alan R. Willens(27)	3,000	—	3,000	*	2,000	1,000	—	1,000	*
Shirley Webster	610	2,259	2,869	*	2,259	610	—	610	*
Patrick McLane	457	2,259	2,716	*	2,259	457	—	457	*
Girls Incorporated(28)	1,000	—	1,000	*	1,000	—	—	—	*
National Outdoor Leadership School(28)	1,000	—	1,000	*	1,000	—	—	—	*

*
Less than one percent.

(1)
Includes 39,000 shares held by Kenneth L. Grinnell as Trustee of The James C. Burrows Qualified Annuity Trust—1998 Art. Second, a trust for the benefit Dr. Burrows and certain members of his immediate family, as well as 500 shares that Dr. Burrows intends to transfer by gift to the President and Fellows of Harvard College. Shares to be sold by Dr. Burrows include 26,000 shares to be sold by Mr. Grinnell in his capacity as trustee and 500 shares to be sold by the President and Fellows of Harvard College following the gift by Dr. Burrows. Dr. Burrows is our President, Chief Executive Officer, and a director. He is also a director of NeuCo.

(2)
Dr. Fisher is the vice chairman of our board of directors.

(3)
Includes 56,160 shares held by Judith R. Gelman, Dr. Salop's wife, as trustee to each of The Salop Irrevocable GST-Exempt Trust 1998 and The Salop Irrevocable GST-Taxable Trust 1998, two trusts for the benefit of certain members of Dr. Salop's family. Shares to be sold by Dr. Salop include 37,440 shares to be sold by Ms. Gelman in her capacity as such trustees. Dr. Salop is a member of our board of directors.

(4)
Includes 29,906 shares held by Jenny Fitz Moriarty, Dr. Moriarty's wife, as Trustee of the Rowland T. Moriarty Irrevocable Trust 1998, a trust for the benefit of certain members of Dr. Moriarty's immediate family. Shares to be sold by Dr. Moriarty include 19,948 shares to be sold by Ms. Moriarty in her capacity as trustee. Dr. Moriarty is our chairman of the board of directors and is chairman of the board of directors of NeuCo.

(5)
Dr. Shapiro is a member of our board of directors.

(6)
Outstanding shares represent shares held jointly with Dr. Larner's wife, Anne M. Larner. Dr. Larner is one of our executive vice presidents.

(7)
Dr. Maxwell is one of our executive vice presidents.

(8)
Mr. Concannon is a member of our board of directors.

(9)
Represents options held by Richard P. Mandel as Trustee of The J. Phillip Cooper Irrevocable Trust, 2000 for the benefit of certain members of Dr. Cooper's family. Dr. Cooper disclaims beneficial ownership of these options. Dr. Cooper is our chief financial officer, treasurer and one of our executive vice presidents.

(10)
See notes (1) through (9).

(11)
Except as otherwise indicated, each other selling stockholder is either an employee, an outside expert, a relative of such a person, or a trust for the benefit of one of the foregoing persons or his or her family members.

(12)
Includes 15,600 shares held by Elaine M. Ruback, Dr. Ruback's wife, as trustee of The Ruback Children's Family Trust, a trust for the benefit of members of Dr. Ruback's immediate family. Shares to be sold by Dr. Ruback include 10,400 shares to be sold by Mrs. Ruback in her capacity as trustee.

(13)
Includes 15,600 shares held by Marlene Besen, Dr. Besen's wife, as trustee of The Besen Family Trust, a trust for the benefit of members of Dr. Besen's immediate family. Shares to be sold by Dr. Besen include 10,400 to be sold by Mrs. Besen in her capacity as trustee.

(14)
Includes 35,880 shares held by Eads Family LLC, a family limited liability company established by Dr. Eads. Shares to be sold by Dr. Eads include 23,920 shares to be sold by Eads Family LLC.

(15)
The James C. Burrows Irrevocable Trust 1998 is divided into two, equal separate trust shares: The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Monica Burrows and The James C. Burrows Irrevocable Trust 1998, Art. Second f/b/o Christian Burrows.

(16)
Ms. Patel is the former wife of one of our employees.

(17)
Does not include shares held by Dr. Eads. See note (14).

(18)
Includes 7,800 shares held by the John E. Parsons Charitable Foundation, Inc., a charitable foundation established by Dr. Parsons. Shares to be sold by Dr. Parsons include 5,200 shares to be sold by the John E. Parsons Charitable Foundation, Inc.

(19)
Does not include shares held by Dr. Moriarty, Mrs. Moriarty's husband. See note (4).

(20)
Does not include shares held by Dr. Salop, Ms. Gelman's husband. See note (3).

(21)
Includes 7,763 shares held by Mr. Fisher as trustee of The Abraham S. Fisher GST Trust. Shares to be sold by Mr. Fisher include 5,175 shares to be sold in his capacity as trustee.

(22)
Includes 5,445 shares held by Ms. Zikmund-Fisher as trustee of The Naomi L. Fisher GST Trust. Shares to be sold by Ms. Zikmund-Fisher include 3,630 shares to be sold in her capacity as trustee.

(23)
Includes 5,445 shares held by Ms. Fisher as trustee of The Abigail S. Fisher GST Trust. Shares to be sold by Ms. Fisher include 3,630 shares to be sold in her capacity as trustee.

(24)
Does not include shares held by Dr. Besen, Mrs. Besen's husband. See note (13).

(25)
Does not include shares held by Dr. Rubak, Mrs. Rubak's husband. See note (12).

(26)
Ms. Roberts is the former wife of one of our employees.

(27)
Dr. Willens is one of our former directors.

(28)
Shares owned by Girls Incorporated and National Outdoor Leadership School were charitable bequests made by one of our employees.

PLAN OF DISTRIBUTION

        We and the selling stockholders may sell the securities from time to time in one or more transactions:

  •
  to purchasers directly;

  •
  to underwriters for public offering and sale by them;

  •
  through agents;

  •
  through dealers; or

  •
  through a combination of any of the foregoing methods of sale.

        We and the selling stockholders may distribute the securities from time to time in one or more transactions at:

  •
  a fixed price or prices, which may be changed;

  •
  market prices prevailing at the time of sale;

  •
  prices related to such prevailing market prices; or

  •
  negotiated prices.

        As used herein, selling stockholders includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.

        We and the selling stockholders may sell the securities directly to institutional investors or others. A prospectus supplement will describe the terms of any sale of the securities we are offering hereunder. Upon receipt of notice from the selling stockholders, we will file any amendment or prospectus supplement that may be required in connection with any sale by a selling stockholder.

        The selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933.

To Underwriters

        The applicable prospectus supplement will name any underwriter involved in a sale of the securities. Underwriters may offer and sell common stock at a fixed price or prices, which may be changed, or from time to time at market prices or at negotiated prices. Underwriters may be deemed to have received compensation from us or the selling stockholders from sales of the securities in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent.

        Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

        Unless otherwise provided in a prospectus supplement, the obligations of any underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the securities if any are purchased, which is known as a firm commitment offering.

Through Agents and Dealers

        We and the selling stockholders will name any agent involved in a sale of the securities, as well as any commissions payable by us to such agent, in a prospectus supplement. Unless we indicate differently in the prospectus supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

        If we or the selling stockholders utilize a dealer in the sale of the securities, we or the selling stockholders will sell the shares of our common stock to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

Delayed Delivery Contracts

        If we so specify in the applicable prospectus supplement, we will authorize underwriters, dealers, and agents to solicit offers by certain institutions to purchase the securities pursuant to contracts providing for payment and delivery on future dates. Such contracts will be subject to only those conditions set forth in the applicable prospectus supplement.

        The underwriters, dealers, and agents will not be responsible for the validity or performance of the contracts. We will set forth in the prospectus supplement relating to the contracts the price to be paid for the securities, the commissions payable for solicitation of the contracts and the date in the future for delivery of the securities.

General Information

        Underwriters, dealers, and agents participating in a sale of the securities may be deemed to be underwriters as defined in the Securities Act of 1933, as amended, or Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We and the selling stockholders may have agreements with underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, and to reimburse them for certain expenses.

        Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

        We and the selling stockholders may indemnify underwriters, dealers, or agents who participate in the distribution of securities against certain liabilities, including liabilities under the Securities Act, and may agree to contribute to payments that these underwriters, dealers, or agents may be required to make.

        Our common stock is listed and traded on the Nasdaq National Market.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

        We file annual reports, quarterly reports, current reports, proxy statements and other information with the SEC. You may read and copy any of our SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

        Our principal internet address is www.crai.com.

Incorporation by Reference

        The SEC allows us to "incorporate by reference" information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

  •
  the description of common stock contained in our registration statement on Form 8-A (filed on April 17, 1998);

  •
  those portions of our definitive proxy statement filed in connection with our 2005 annual meeting of stockholders (as filed on March 30, 2005) that are deemed filed with the SEC;

  •
  our annual report on Form 10-K/A for our fiscal year ended November 27, 2004 (as filed on February 17, 2005);

  •
  our quarterly report on Form 10-Q for our quarterly period ended February 18, 2005 (as filed on March 30, 2005); and

  •
  our current reports on Form 8-K dated January 20, March 29, May 6, and May 12, 2005 (as filed on January 26, April 1, May 11, and May 16, 2005, respectively).

        Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities described in this prospectus. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be "filed" for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus. Any statement, contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement, contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.

        You may request copies of the filings, at no cost, by writing to or calling our Investor Relations department at:

    CRA International, Inc.
    200 Clarendon Street, T-33
    Boston, Massachusetts
    Telephone: (617) 425-3700
    E-Mail: investor@crai.com

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our securities, you should read the prospectus and the exhibits filed with the registration statement, as well as all prospectus supplements.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by Foley Hoag LLP, Boston, Massachusetts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        Our consolidated financial statements for the year ended November 27, 2004, and our management's assessment of the effectiveness of internal control over financial reporting as of November 27, 2004 (which did not include an evaluation of the internal control over financial reporting of InteCap, Inc.) included in our Annual Report on Form 10-K/A filed on February 17, 2005, and incorporated by reference herein and in the registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their reports, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the above referenced exclusion of InteCap, Inc. from the scope of management's assessment and Ernst & Young LLP's audit of internal control over financial reporting, which are also included therein and incorporated by reference herein and in the registration statement.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table provides the various expenses payable by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

Payable by CRA
Securities and Exchange Commission registration fee	$16,031
Nasdaq National Market listing fee	10,000
Printing and engraving expenses	10,000
Transfer agent fees	10,000
Accounting fees and expenses	15,000
Legal fees and expenses	30,000
Blue Sky fees and expenses (including related legal fees)	5,000
Miscellaneous	25,000

Total	$121,031

Item 15. Indemnification of Directors and Officers.

        Article VI.C. of our amended and restated articles of organization provides that a director shall not have personal liability to us or our stockholders for monetary damages arising out of the director's breach of fiduciary duty as our director, to the maximum extent permitted by Massachusetts law. Article VI.D of our amended and restated articles of organization provides that we shall, to the fullest extent authorized by Massachusetts law, indemnify each person who is, or shall have been, one of our directors or officers or who is or was one of our directors or employees and is serving, or shall have served, at our request, as a director or officer of another organization or in any capacity with respect to any of our employee benefit plans, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement, and reasonable attorneys' fees) imposed upon or incurred by any such person in connection with, or arising out of, the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, in which they may be involved by reason of being or having been such a director or officer or as a result of service with respect to any such employee benefit plan.

        Our amended and restated by-laws contain certain provisions that track the indemnification standards set forth in Chapter 156D of the Massachusetts General Laws and require us to indemnify our directors and officers to the maximum extent permitted by these standards. Section 8.51 of Chapter 156D provides that a corporation may indemnify a director against liability if:

  (i.)
  conducted himself in good faith; and

  (ii.)
  he reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation; and

  (iii.)
  in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

  (iv.)
  he engaged in conduct for which he shall not be liable under a provision of the corporation's articles of organization authorized by Section 2.02(b)(4) of Chapter 156D of the Massachusetts General Laws.

        Section 2.02(b)(4) of Chapter 156D of the Massachusetts General Laws provides that the articles of organization of a corporation may state a provision eliminating or limiting the personal liability of a director to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, however, that such provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for improper distributions to shareholders, or (d) for any transaction from which the director derived an improper personal benefit.

        Section 8.52 of Chapter 156D of the Massachusetts General Laws requires a corporation to indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director against reasonable expenses incurred by him. Section 8.56 of Chapter 156D of the Massachusetts General Laws allows corporations to indemnify officers to the same or greater extent as directors.

        The effect of these provisions would be to permit indemnification by us for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended.

        Section 8.57 of Chapter 156D of the Massachusetts General Laws also affords a Massachusetts corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have procured a directors and officers liability and company reimbursement liability insurance policy that (a) insures our directors and officers against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts or omissions of such directors or officers in their capacity as directors or officers and (b) insures us against losses (above a deductible amount) arising from any such claims, but only if we are required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of our amended and restated articles of organization or amended and restated by-laws.

Item 16. Exhibits.

        The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
1.1	Underwriting Agreement (to be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference)
5.1	Opinion of Foley Hoag LLP (filed herewith).
23.2	Consent of Ernst & Young LLP, an independent registered public accounting firm (filed herewith).
23.3	Consent of Foley Hoag LLP (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed).

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which,

    individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement at the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Commonwealth of Massachusetts, on June 1, 2005.

CRA INTERNATIONAL, INC.
By:	/s/ J. PHILLIP COOPER J. Phillip Cooper Executive Vice President, Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* James C. Burrows	President, Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2005
/s/ J. PHILLIP COOPER J. Phillip Cooper	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	June 1, 2005
* Rowland T. Moriarty	Chairman of the Board	June 1, 2005
* Basil L. Anderson	Director	June 1, 2005
* William F. Concannon	Director	June 1, 2005
* Franklin M. Fisher	Director	June 1, 2005
* Ronald T. Maheu	Director	June 1, 2005
* Nancy L. Rose	Director	June 1, 2005
* Steven C. Salop	Director	June 1, 2005

* Carl Shapiro	Director	June 1, 2005
By: /s/ J. PHILLIP COOPER J. Phillip Cooper Attorney-in-Fact

EXHIBIT INDEX

1.1	Underwriting Agreement (to be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference)
5.1	Opinion of Foley Hoag LLP (filed herewith).
23.2	Consent of Ernst & Young LLP, an independent registered public accounting firm (filed herewith).
23.3	Consent of Foley Hoag LLP (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed).